Exhibit 99.2
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                                                        [SANOFI-SYNTHELABO LOGO]

[GRAPHIC] INVESTOR RELATIONS

                                                            Paris, June 24, 2004


                             ANNUAL GENERAL MEETING


The Combined General Meeting of Sanofi-Synthelabo shareholders was held on June 23, 2004.

The General Meeting approved the financial statements for the year ended December 31, 2003. Net profit attributable to the Group increased by 17.7% before exceptional items and goodwill amortization, to 2,069 million euros, and earnings per share before exceptional items and goodwill amortization increased by 21.5% to 2.94 euros. Net profit attributable to the Group increased by 18%, to 2,076 million euros.

Also approved was the distribution of a net dividend of 1.02 euro per share, a 21% increase over the previous year. Due to the current public offer for Aventis and taking into account the payment of the interim dividend of 0.97 euro on May 5, 2004, the balance of 0.05 euro will be paid in the days following the settlement of the offers (or, if the offers are reopened for a subsequent offering period, on settlement of the reopened offers).

The General Meeting has resolved, subject to the successful outcome of the public offer for Aventis, to increase the company's share capital by issuing the new shares to be allotted to Aventis shareholders who have tendered their shares in the offers for Aventis shares in France, Germany or the United States of America. The shares thereby issued will have identical rights to the existing shares and will entitle the holder to the annual dividend of 1.02 euro in respect of Sanofi-Synthelabo's 2003 results, which will be paid in the days following the settlement of the offers (or, if the offers are reopened for a subsequent offering period, on settlement of the reopened offers).

The General Meeting has resolved to change the name of the company Sanofi-Synthelabo to "Sanofi-Aventis", subject to the condition precedent of the completion of the settlement of the offers for Aventis, and with effect from that date.

The General Meeting has reappointed Mrs Jean-Francois Dehecq, Rene Barbier de la Serre, Robert Castaigne, Thierry Desmarest, Lindsay Owen-Jones and Bruno Weymuller, as members of the Board of Directors to serve for a period of four years expiring at the end of the General Meeting held to approve the financial statements for the year ending December 31, 2007.

The General Meeting has confirmed Lord Douro as a member of the Board of Directors. His term of office will expire at the end of the General Meeting held to approve the financial statements for the year ending December 31, 2005.

The General Meeting has confirmed Gerard Van Kemmel as a member of the Board of Directors. His term of office will expire at the end of the General Meeting held to approve the financial statements for the year ending December 31, 2006.

The General Meeting has appointed Mr Christian Mulliez as a member of the Board of Directors to serve for a period of four years expiring at the end of the General Meeting held to approve the financial statements for the year ending December 31, 2007.

The General Meeting has appointed Mrs Jean-Marc Bruel, Jurgen Dormann, Jean-Rene Fourtou, Serge Kampf, Igor Landau, Hubert Markl, Klaus Pohle, Hermann Scholl, as members of the Board of Directors, subject to the condition precedent of the completion of the settlement of the offers for Aventis, and with effect from that date, to serve for a period of four years expiring at the end of the General Meeting held to approve the financial statements for the year ending December 31, 2007.

The Board of Directors of Sanofi-Synthelabo in its meeting held after the General Meeting has reappointed Mr Jean-Francois Dehecq as Chairman and CEO, and Mr Gerard Le Fur as Senior Executive Vice-President.

During the General Meeting, Marie-Helene Laimay, Senior Vice-President and Chief Financial Officer, declared:

"Sanofi-Synthelabo's performance in the first quarter allows us to confirm our 2004 forecasts: barring major adverse events and based on the current group structure, excluding the combination with Aventis, Sanofi-Synthelabo expects:

   o a similar level of consolidated sales growth, on a comparable basis, to that achieved in 2003;

   o at an exchange rate of 1 euro per 1.25 dollar, an increase in earnings per share of around 15%, before exceptional items and goodwill amortization. The sensitivity of this growth rate is 1.2% for a 3 cents change in the euro/dollar exchange rate."

In addition, Chairman and CEO Jean-Francois Dehecq declared :

"The proposed combination with Aventis is an ambitious project, which will position your group as one of the top 3 in the pharmaceuticals industry worldwide.

Sanofi-Synthelabo and Aventis will combine their strengths, talents and heritage in Sanofi-Aventis, which will become the no. 1 pharmaceuticals group in Europe and the no. 3 in the world.

Sanofi-Aventis will have one of the best portfolios of products in research and development in the pharmaceuticals industry, in major therapeutic areas. These areas include disorders of the central nervous system, cancer, thrombo-embolic diseases, management of diabetes and metabolic disorders, and vaccines. The annual budget that will be devoted to research and development will allow us to accelerate the development of the most promising drugs from both groups.

The existing presence of the two groups throughout the world will give Sanofi-Aventis a strong base in all major markets especially in Europe, in the United States and in Japan. It will allow sustaining a robust growth of the activity.

This project is based on a strategy of strong, sustainable and profitable growth. It should be earnings-accretive from year one after eliminating the accounting adjustments associated with the deal. It should create value for all shareholders".

In accordance with article 7 of the COB rule no. 2002-04, this press release was transmitted to the Autorite des marches financiers (AMF) before its publication.

This press release contains projections and other statements that are not historical facts, which are subject to various risks and uncertainties (many of which are difficult to predict and generally beyond the control of Sanofi-Synthelabo) that could cause actual results and developments to differ materially from those expressed, or implied or projected. These risks and uncertainties include those discussed in our filings with the United States Securities and Exchange Commission (SEC) and the AMF. Other than as required by applicable law, Sanofi-Synthelabo does not undertake any obligation to update any statement that is not a historical fact.

IMPORTANT INFORMATION: In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed a registration statement on Form F-4 (File no. 333-112314), including a prospectus and a prospectus supplement relating to the revised offer, and will file additional documents with the SEC. Investors are urged to read the registration statement, including the prospectus and the prospectus supplement relating to the revised offer, and any other relevant documents filed with the SEC, including all amendments and supplements, because they contain important information. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. The prospectus and the prospectus supplement relating to the revised offer and other transaction-related documents are being mailed to Aventis security holders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone: 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus supplement (note d'information complementaire), which has been granted visa number 04-384 by the AMF and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l'Arche, 75450 Paris Cedex 9 and to the recommendation statement (note d'information en reponse) which has been granted visa number 04-510.

The public offer to holders of Aventis ordinary shares located in Germany (the "German Offer") is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Gruneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 - 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthelabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments thereto, issued in Germany.

The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. It is intended that the three offers will expire at the same time.

Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Synthelabo with the SEC at www.sec.gov and may obtain the Reference Document filed with the AMF on April 2, 2004 (No. 04-0391) and other documents filed with the AMF at www.amf-france.org. Free copies may also be obtained directly from Sanofi-Synthelabo on our web site at: www.sanofi-synthelabo.com.


INVESTOR RELATIONS DEPARTMENT
Philippe Goupit        Director of Investor Relations
Arnaud Delepine        Investor Relations Europe
Sanjay Gupta           Investor Relations US
Anne d'Halluin-Sulzer  Investor Relations

CONTACTS:
E-mail: investor-relations@sanofi-synthelabo.com
Europe                       US
Tel:  + 33 1 53 77 45 45     Tel.:   + 1 212 551 40 18
Fax:  + 33 1 53 77 42 96     Fax:    + 1 646 487 40 18